FORM 6-K

                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C.  20549


                        REPORT OF FOREIGN PRIVATE ISSUER
                        PURSUANT TO RULE 13A-16 OR 15D-16
                                     OF THE
                         SECURITIES EXCHANGE ACT OF 1934


For  the  month  of  November,  2002


                            ENERGY POWER SYSTEMS LIMITED
                  (FORMERLY: ENGINEERING POWER SYSTEMS LIMITED)
                  ---------------------------------------------
                    (Address of Principal executive offices)


          Suite 301, 2 Adelaide Street West, Toronto, Ontario, M5H 1L6
          ------------------------------------------------------------
                    (Address of principal executive offices)


Indicate by check mark whether the registrant files or will file annual reports under cover form 20-F or Form 40-F:

     Form  20-F    X          Form  40-F
               -----


Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2b under the Securities Exchange Act of 1934:

               Yes                     No     X
                                          -----

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3- 2(b): 82

                                   SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

     ENERGY  POWER  SYSTEMS  LIMITED
                              (formerly:  Engineering  Power  Systems  Limited)


Date:  November  25,  2002               By:____"Sandra  J.  Hall"____  ______
     ---------------------                  ----------------------------------
Sandra  J.  Hall,  President,  Secretary  &  Director



Energy  Power
 Systems  Limited










                        Consolidated Financial Statements
                               September 30, 2002
                                   (Unaudited)
                         (Expressed in Canadian Dollars)






ENERGY  POWER  SYSTEMS  LIMITED
CONSOLIDATED  BALANCE  SHEET
(EXPRESSED  IN  CANADIAN  DOLLARS)

                                             SEPTEMBER 30, 2002    JUNE 30, 2002
                                                (UNAUDITED)          (AUDITED)


ASSETS
CURRENT
Cash                                        $         4,432,280   $    5,610,621
Marketable securities                                   284,235          283,800
Receivables                                          11,798,444        5,218,201
Due from co-venturer                                  1,083,942          159,110
Inventories and work in progress                        981,379        2,652,816
Prepaid expenses                                         53,113           59,618
Future income tax asset                                  61,473           61,473
--------------------------------------------------------------------------------
TOTAL CURRENT ASSETS                                 18,694,866       14,045,639
Oil and gas interests (net of accumulated
        depletion)                                    4,413,251        4,400,078
Capital assets (net of accumulated
        depreciation and amortization)                2,800,037        2,834,859
Investment                                            3,500,000        3,500,000
Future income tax asset                                 533,527          533,527
--------------------------------------------------------------------------------

                                            $        29,941,681   $   25,314,103
================================================================================

LIABILITIES AND SHAREHOLDERS' EQUITY
CURRENT
Bank indebtedness                           $         2,226,438   $    1,462,766
Accounts payable and accrued liabilities              7,925,465        4,022,114
Due to shareholders                                     315,000          628,346
Current portion of long-term debt                       185,925          185,925
Future income tax liability                             432,490          432,490
--------------------------------------------------------------------------------
TOTAL CURRENT LIABILITIES                            11,085,318        6,731,641

Long-term debt                                          454,093          501,670
Future income tax liability                              22,110           22,110
TOTAL LIABILITIES                                    11,561,521        7,255,421
--------------------------------------------------------------------------------

SHAREHOLDERS' EQUITY
Capital stock                                        42,096,732       42,096,732
Deficit                                             (23,716,572)     (24,038,050)
TOTAL SHAREHOLDERS' EQUITY                  $        18,380,160   $   18,058,682
--------------------------------------------------------------------------------

                                            $        29,941,681   $   25,314,103
================================================================================



The accompanying notes to the financial statements are an integral part of these financial statements



ENERGY  POWER  SYSTEMS  LIMITED
CONSOLIDATED  STATEMENT  OF  EARNINGS  AND  DEFICIT
(UNAUDITED)
(EXPRESSED  IN  CANADIAN  DOLLARS)
----------------------------------
                                                         FOR THE THREE
                                                         MONTH PERIOD
                                                       ENDING SEPTEMBER 30
                                                      2002             2001
                                               ----------------  --------------

Sales                                          $    10,462,874   $   5,540,561
---------------------------------------------  ----------------  --------------
Cost of sales (including depreciation
---------------------------------------------
 and depletion of   $117,619; 2001 - $61,587)        9,175,826       4,540,241
                                               ----------------  --------------  ---------
Gross profit                                         1,287,048       1,000,320
---------------------------------------------  ----------------  --------------

Administrative expenses                                896,717         660,023
Amortization of goodwill                                     -          65,314
Amortization of capital assets                          17,179          39,810
Interest and bank charges                               40,208          32,015
Interest on long-term debt                              11,466          17,426
---------------------------------------------  ----------------  --------------
                                                       965,570         814,588
                                               ----------------  --------------
Earnings before the following                          321,478         185,732
---------------------------------------------  ----------------  --------------

Other income                                                 -         224,287
---------------------------------------------  ----------------  --------------

NET EARNINGS                                   $       321,478   $     410,019
---------------------------------------------  ----------------  --------------


Deficit, beginning of period                       (24,038,050)    (20,849,848)
---------------------------------------------  ----------------  --------------

Deficit, end of period                            ($23,716,572)   ($20,849,848)
================================================================================



NET EARNINGS  PER COMMON SHARE
---------------------------------------------
Net earnings per share                         $          0.04   $        0.07
---------------------------------------------  ----------------  --------------
Weighted average common shares
---------------------------------------------
     outstanding (thousands)                            10,579           6,300
---------------------------------------------  ----------------  --------------

FULLY DILUTED NET EARNINGS PER COMMON SHARE
---------------------------------------------
Net earnings per share                         $          0.03   $        0.05
---------------------------------------------  ----------------  --------------
Weighted average fully diluted common shares
---------------------------------------------
     outstanding (thousands)                            11,010           8,695
---------------------------------------------  ----------------  --------------


The accompanying notes to the financial statements are an integral part of these
--------------------------------------------------------------------------------
financial  statements
---------------------




ENERGY  POWER  SYSTEMS  LIMITED
CONSOLIDATED  STATEMENT  OF  CASH  FLOWS
(UNAUDITED)
(EXPRESSED  IN  CANADIAN  DOLLARS)
----------------------------------
                                             FOR THE THREE MONTH PERIOD
                                                ENDING SEPTEMBER 30
                                                 2002         2001
                                             ------------  -----------


OPERATING ACTIVITIES
-------------------------------------------
Net earnings                                 $   321,478   $  410,019
Adjustments to reconcile net earnings to
net cash provided by operating activities
   Amortization of goodwill                            -       65,314
   Amortization of capital assets                134,798      101,397
   Future income taxes, net                            -         (745)
-------------------------------------------  ------------  -----------
                                                 456,276      575,985
Net change in non-cash working capital
   Receivables                                (6,580,243)    (489,890)
   Inventories and work in progress            1,671,437     (982,454)
   Prepaid expenses                                6,505      (35,012)
   Accounts payable and accrued liabilities    3,903,351      256,834
----------------------------------------------------------------------
CASH USED IN OPERATIONS                         (542,674)    (674,537)

FINANCING ACTIVITIES
Bank indebtedness                                763,672      586,598
Long term debt, net                              (47,577)     (52,485)
Repayment to shareholders                       (313,346)         177
Issue of common shares                                 -      823,246
-------------------------------------------  ------------  -----------
CASH PROVIDED BY FINANCING ACITIVITIES           402,749    1,357,536

INVESTING ACTIVITIES
Purchase of capital assets                       (26,027)     (27,762)
Purchase of  oil and gas interests               (87,122)    (115,938)
Due from co-venturer                            (924,832)    (275,158)
Marketable securities                               (435)    (158,405)
----------------------------------------------------------------------
CASH USED IN INVESTING ACTIVITIES             (1,038,416)    (577,263)

NET INCREASE IN CASH                          (1,178,341)     105,736
Cash, beginning of period                      5,610,621    1,242,621
-------------------------------------------  ------------  -----------
CASH, END OF PERIOD                          $ 4,432,280   $1,348,357
======================================================================



The accompanying notes to the financial statements are an integral part of these financial statements
---------------------

CASH,  END  OF  PERIOD  CONSISTS  OF:Cash     $4,432,280     $1,348,357
                                              ----------     ----------



ENERGY  POWER  SYSTEMS  LIMITED
NOTES  TO  UNAUDITED  CONSOLIDATED  FINANCIAL  STATEMENTS
FOR  THE  THREE  MONTH  PERIOD  ENDING  SEPTEMBER  30,  2002
------------------------------------------------------------
(EXPRESSED  IN  CANADIAN  DOLLARS)


1.   BASIS  OF  PRESENTATION

These unaudited interim consolidated financial statements have been prepared following the same accounting policies and methods of computation as the consolidated financial statements for the year ended June 30, 2002. These interim financial statements should be read in conjunction with the Company's audited consolidated financial statements together with notes for the year ended June 30, 2002.

2.     SEGMENTED  INFORMATION

     The Company's operations are separated into two distinct segments; the Industrial & Offshore Division, consisting of the consolidated operations of M&M Engineering Limited, a wholly owned subsidiary, and the Oil & Gas Division performing oil and gas exploration and production. M&M is an industrial contracting company performing fabrication and installation of process piping, installation of production equipment, steel tank erection, specialized welding services and industrial maintenance. Results for the three months ending September 30, 2002 and September 30, 2001are as follows:


FOR  THE  THREE  MONTHS  ENDING  SEPTEMBER  30,  2002

                                                 Industrial
                                                 & Offshore  Oil & Gas   Corporate     Total
Revenue                                          10,306,317    156,557           -   10,462,874

Interest expense                                     49,901          -       1,773       51,674

Amortization and depletion                           60,849     73,949           -      134,798


Net earnings (loss)                                 689,503    (21,761)   (346,264)     321,478
================================================================================

Capital assets and
   oil and gas interests                          2,800,037  4,413,251           -    7,213,288
================================================================================



FOR THE THREE MONTHS ENDING SEPTEMBER 30, 2001

                                                 Industrial
                                                 & Offshore  Oil & Gas   Corporate         Total

Revenue                                           5,402,224    138,337           -    5,540,561

Interest expense                                     49,441          -           -       49,441

Amortization and depletion                          152,357     14,354           -      166,711


Net earnings                                        323,438     37,929      48,652      410,019
================================================================================

Capital assets and
   oil and gas interests                          3,236,702  2,119,077           -    5,355,779
================================================================================




3.     SUBSEQUENT  EVENTS

  On  October  4,  2002  96,000  warrants  exercisable  at  $9.60  expired.

4.     SHARE  CAPITAL

(a)     Authorized  and  Issued:

     Authorized:
     -----------
     Unlimited  number  of  Common  Shares,  without  par  value
     Unlimited  number  of  Class  A  Preference  Shares,  Series  I
     Unlimited  number  of  Class  A  Preference  Shares,  Series  II

Issued
------

Common  shares

                                       #       Consideration
Balance, as at June 30, 2002       10,578,645   $42,096,732
Balance, as at September 30, 2002  10,578,645  $   42,096,732




(b)     Common  share  purchase  warrants  outstanding consist of the following:



                              EXERCISE                EXPIRY  2002        2001
                               PRICE        DATE          #                #
                                $8.00  March 9, 2002      -             222,917
                                $9.60  October 4, 2002  96,000           96,000
                              US$4.45  March 13, 2003   40,000               -
--------------------------------------------------------------------------------
                                                       136,000          318,917
================================================================================







(c)     Common  share  purchase  options  outstanding  consist of the following:


EXERCISE     EXPIRY                    2002     2001

PRICE     DATE                          HOLDER                #        #
$ 1.50    February 6, 2005  Directors and employees              -  105,000
$ 4.00    June 14, 2005     Directors and consultants       21,000  110,000
$ 6.30    January 8, 2006   Directors and employees        274,000       -
--------------------------------------------------------------------------------
                                                       295,000      215,000
================================================================================